®	IDT Corporation 520 Broad Street Newark, NJ 07102 P (973) 438-4800 F (973) 438-1503
Shmuel Jonas
Chief Executive Officer

February 11, 2014

VIA EDGAR AND BY FACSIMILE NO. (202) 772-9205

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:           Larry M. Spirgel
   Assistant Director

Re:	IDT Corporation
Form 10-K for the Fiscal Year Ended July 31, 2013
Filed October 15, 2013
Response dated January 28, 2014
                                File No. 001-16371

Ladies and Gentlemen:

Set forth below are the responses of IDT Corporation (the “Company”) to the information requests set forth in the letter dated February 5, 2014 of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Definitive Proxy Statement filed on November 5, 2013 and incorporated by reference into Part III of Form 10-K.  Please note that this is the second letter received from the Staff, the first letter being dated January 14, 2014.  The Company’s response to the relevant comment in the January 14, 2014 letter (dated January 28, 2014) is attached hereto as Exhibit A.

For your convenience, we have reprinted the Staff’s requests below prior to the corresponding Company responses.

IDT Corporation

United States Securities and Exchange Commission
Attn:           Larry M. Spirgel
    Assistant Director
February 11, 2014

Definitive Proxy Statement filed on November 5, 2013 and incorporated by reference into Part III of Form 10-K

Bonus Awards, page 19

1.	We note your responses to comments 1 and 2. Please supplementally advise us of the amounts of bonuses paid to executive officers in September 2013 for Fiscal 2013.

Response:

The following bonuses were paid to the Company’s named executive officers in September 2013 in respect of performance during Fiscal 2013:

Named Executive Officer	Bonus
Howard Jonas	$0
Marcelo Fischer	$127,000
Bill Pereira	$600,000
Menachem Ash	$85,000
Shmuel Jonas	$155,000

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IDT Corporation

United States Securities and Exchange Commission
Attn:           Larry M. Spirgel
    Assistant Director
February 11, 2014

Thank you for your assistance in this matter.  Please feel free to contact me at (973) 438-1000 if you have any questions regarding this matter.

Respectfully submitted,

IDT Corporation

By:	/s/ Shmuel Jonas
Shmuel Jonas
Chief Executive Officer

®	IDT Corporation 520 Broad Street Newark, NJ 07102 P (973) 438-4800 F (973) 438-1503
Shmuel Jonas
Chief Executive Officer

EXHIBIT A
January 28, 2014

VIA EDGAR AND BY FACSIMILE NO. (202) 772-9205

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:           Larry M. Spirgel
    Assistant Director

Re:	IDT Corporation
Form 10-K for the Fiscal Year Ended July 31, 2013
Filed October 15, 2013
                                File No. 001-16371

Ladies and Gentlemen:

Set forth below are the responses of IDT Corporation (the “Company”) to the information requests set forth in the letter dated January 14, 2014 of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Definitive Proxy Statement filed on November 5, 2013 and incorporated by reference into Part III of Form 10-K.

For your convenience, we have reprinted the Staff’s requests below prior to the corresponding Company responses.

IDT Corporation

United States Securities and Exchange Commission
Attn:           Larry M. Spirgel
    Assistant Director
January 28, 2014

Definitive Proxy Statement filed on November 5, 2013 and incorporated by reference into Part III of Form 10-K

Bonus Awards, page 19

1.
We note your disclosure on pages 19 and 20 regarding bonus awards for performances in Fiscal 2012. Messrs. H. Jonas, S. Jonas, Fischer, Periera, and Ash received awards of $0, $110,000, $115,000, $450,000, and $200,000, respectively, for Fiscal 2012 performance. However, the Summary Compensation Table on page 23 shows the bonuses in the row for Fiscal 2013. Although we understand from the last paragraph on page 19 that these bonuses were paid in Fiscal 2013, please tell us why you believe these bonuses should be shown for compensation earned in Fiscal 2013. Please consider and address the following: Instructions to Item 402(c)(2)(vii) of Regulation S-K, Instruction 4 to Item 402(c) Regulation of S-K, and CD&I 119.25 which can be found on the internet at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

The Company had deemed the bonuses to be earned when paid, even though the bonus amounts were determined with reference to performance by the Company and the Named Executive Officers during the prior fiscal year.  The bonus amounts are discretionary and are not based on any formula or entitlement as of the end of the relevant fiscal year.  Bonus amounts are generally determined by the Compensation Committee of the Company’s Board of Directors in September following a fiscal year ending July 31st, but are not deferred from the previous fiscal year.

We note the Staff’s comment and, in its future filings, the Company will (i) include bonuses paid after the close of the fiscal year in the fiscal year to which the performance related and (ii) will explain the change by way of a footnote in the Summary Compensation Table to be included in the Company’s disclosure documents for its 2014 fiscal year.

2.
We also note your disclosure on page 22 that you paid bonuses to executive officers in September 2013 for performance in Fiscal 2013. Please tell us whether you have disclosed these bonuses in the Summary Compensation Table.

Response

Please see response to # 1 above.  Consistent with the approach outlined above, the information was included in the Compensation Discussion and Analysis, but not referenced in the Summary Compensation Table for Fiscal 2013.

IDT Corporation

United States Securities and Exchange Commission
Attn:           Larry M. Spirgel
    Assistant Director
January 28, 2014

Summary Compensation Table for Fiscal Year 2013, page 23

3.
We note your disclosure in footnote 1 to the Summary Compensation Table regarding your bonus compensation being “not determined based on previously established formulae, targets or ranges,” and disclosure on page 19 that “bonus amounts awarded to executive officers are the result of subjective determinations made by the relevant members of management and the Compensation Committee.” Nevertheless, you also state on page 19 that “bonuses paid to individual executives are based on the Company meeting the goals and metrics outlined, the individual’s role in achieving those goals, if relevant, the performance of the business unit over which the individual exercised management, and other accomplishments during the year that were deemed relevant in specific instances.” Please refer to CD&I 119.02 (available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm) and tell us why your bonuses should not be reported in the non-equity incentive plan compensation column. In this regard, we note from pages 19 and 22 the bonuses paid for Fiscal 2012 and 2013 were pursuant to goals set and communicated to management.

Response:

We have considered CD&I 119.02 as well as the definition of “incentive plan” under Item 402 of Regulation S-K, and we believe that the dollar amounts set forth in the Summary Compensation Table on page 23 of our Proxy Statement are correctly labeled “Bonus” payments and not “Non-Equity Incentive Plan” payments.   The goals for the relevant fiscal years are set forth in the Compensation Discussion and Analysis section of the Company’s Proxy Statement - Fiscal 2012 goals are set forth on page 19 of the Proxy Statement for the 2013 annual meeting, and the Fiscal 2013 goals are set forth on page 22 of the Proxy Statement.  The goals are broad goals for the Company for the relevant period, and the Company does not believe that the goals, without certain other elements, constitute a “plan providing compensation intended to serve as incentive” in accordance with Item 402(a)(6)(iii) of Regulation S-K.  We note that the Compensation Committee of the Company’s Board of Directors uses these goals as guidelines to measure Company performance, and the contributions of specific individuals to achieving those goals to measure individual performance.  However, the Compensation Committee does not establish any specific quantitative performance objectives that must be achieved in order for a named executive officer to earn his or her annual compensation; nor does the Committee establish target bonus amounts for each of the named executive officer correlated to these goals. The Compensation Committee’s decision regarding the executive compensation is primarily subjective and specific to each Named Executive Officer and is made by the Committee in its discretion after an overall assessment of all of the factors it deems appropriate, which includes, but is not limited to, the specific Company-wide goals and the contributions made toward those goals.   We note the Staff’s comment and, in its future filings, the Company will clarify that the goals are guidelines and are the not the sole factor used to determine individual bonus amounts.

IDT Corporation

United States Securities and Exchange Commission
Attn:           Larry M. Spirgel
    Assistant Director
January 28, 2014

Closing Comments:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

We hereby acknowledge that:

▪	we are responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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IDT Corporation

United States Securities and Exchange Commission
Attn:           Larry M. Spirgel
    Assistant Director
January 28, 2014

Thank you for your assistance in this matter.  Please feel free to contact me at (973) 438-1000 if you have any questions regarding this matter.

Respectfully submitted,

IDT Corporation

By:	/s/ Shmuel Jonas
Shmuel Jonas
Chief Executive Officer